Mail Stop 4561   September 9, 2008

Robert B. Wise
Chief Executive Officer and
Vice Chairman of the Board of Directors
Home Federal Holdings Corporation
4271 Mundy Mill Road
Oakwood, GA 30566

> **Re: Home Federal Holdings Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed September 4, 2008**
> **File No. 333-151561**

Dear Mr. Wise:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form S-1/A

General

1.   Please disclose whether the organizers, officers and directors engaging in the
        offering intend to rely on the safe harbor from the broker-dealer registration
        afforded by Exchange Act Rule 3a4-1. Also, if reliance on Rule 3a4-1 is
        anticipated, please provide an analysis supporting reliance on the rule by the
        organizers, officers and directors.

2.   Refer to prior comment 3 to our letter dated June 24, 2008. Please disclose in the
        prospectus that Home Federal Bank, N.A. will not make subprime or low-
        documentation loans as part of its business strategy.

Cover Page of Registration Statement

3.   Please revise the cover page of the registration statement to indicate by checkmark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Risk Factors, page 8

4.   The preamble to the risk factors section suggests that you disclose some, but not all, of the risks facing the company. Either delete the sentence about facing other risks or expand that concept into a separate risk factor.

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

                                                Sincerely,

                                                Christian N. Windsor
                                                Special Counsel

cc: By fax (404) 962-6548
        Larry W. Shackelford, Esq.
        Troutman Sanders LLP